

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Ron Cohen
President and CEO
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

> **Re:** **Acorda Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 27, 2010**
> **File No. 0-50513**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2009

Item 1. Business

Collaborations, Alliances and License Agreements, page 11

1. To the extent that a license agreement terminates upon expiration of the last licensed patent included in the license, please revise your description of the agreement to clarify, to the extent known, when such expiration is expected.

Management's Discussion and Analysis, page 63

Background, page 63

2. You disclose here and elsewhere in the filing that you expect your sales of Zanaflex capsules for 2010 to decline due to increasing managed care pressure, among other factors. Please provide a discussion that elaborates on the reasons for the decrease as "due to increasing managed care pressure" is vague.

Research and Development Expenses, page 66

3. Please revise your disclosure of your research and development projects to provide:

   • The nature, timing and estimated costs of the efforts necessary to complete your projects;
   • The anticipated completion dates;
   • The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and
   • The period in which material net cash inflows from significant projects are expected to commence.

   To the extent that this information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Liquidity and Capital Resources

Net Cash Provided by (Used in) Operations, page 74

4. It appears that you have merely restated and quantified line items presented on the statement of cash flows in this discussion. Please revise this disclosure to discuss the reasons for the significant increases and decrease related to changes in the cash flows.

Contractual Obligations and Commitments, page 75

5. You indicate that the amount and timing of license fees, milestones and royalty payments are not known due to the uncertainty surrounding the successful research, development and commercialization of your products. Please quantify the total payments you are committed to paying under your contractual agreements if all contingencies are met.

Critical Accounting Policies and Estimates

Revenue Recognition, page 77

6. We believe that your disclosure related to estimates of items that reduce gross revenue such as rebates, returns, and other discounts and allowances could be improved as follows:

    - Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
    - Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
    - On page F-10, you indicate that you can reasonably estimate a range of returns and that this charge represents the low end of the range of the company's estimated returns. Please disclose this range.
    - If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
    - Disclose a roll forward of the accrual for each estimate for each period presented showing the following:
        - Beginning balance,
        - Current provision related to sales made in current period,
        - Current provision related to sales made in prior periods,
        - Actual returns or credits in current period related to sales made in current period,
        - Actual returns or credits in current period related to sales made in prior periods, and
        - Ending balance.

    In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. rebates, returns, and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Research and Development, page 77

7. Please disclose and quantify any significant adjustments made to your clinical study costs or clearly state no adjustments have been made.

(7) Common Stock and Restricted Stock, page F-16

8. Please quantify how much of the compensation expense is classified between research and development, sales and marketing, and general and administrative expenses. Please see SAB 14:F.

(9) License and Research and Collaboration Agreements

Biogen Idec, page F-21

9. In your disclosure of the collaboration and supply agreements with Biogen Idec, you indicate that "certain of the company's continued activities under the collaboration agreement are treated as a single unit of accounting for revenue recognition purposes." You also state that you are obligated to participate in a committee to coordinate activities with respect to the development, supply and commercialization of the licensed product with Elan and Biogen Idec. Please clarify in your disclosure your revenue recognition policy for each of the deliverables under these agreements. Please tell us how you have incorporated what appears to be an obligation of the company to participate on a joint development committee into your revenue recognition policy.

(12) Intangible Assets, page F-24

10. Given the generic competition for Zanaflex, the fact that you do not have an FDA approved supplier of tizanidine for the manufacture of Zanaflex tablets subsequent to November 2010 and your expectation of a decrease in Zanaflex sales, please explain to us why the Zanaflex patent estimated useful life of 12 years is reasonable and should not be shortened or why an accelerated method of amortization should not be used.

Form 10-Q for the quarter ended March 31, 2010

Results of Operations

Discounts and Allowances
Zanaflex, page 14

11. U.S. healthcare reform legislation was enacted in the first quarter of 2010 which includes an increase in the basic Medicaid rebate rate from 15.1 percent to 23.1 percent and extends the rebate to drugs provided through Medicaid managed care organizations. Please revise your disclosure to explain what impact this reform legislation had, and is expected to have, on your results of operations and financial position.

12. Please tell us what consideration was given to providing a risk factor related to this new healthcare reform legislation.

Cost of Sales, page 14

13. On page 6 you indicate that you expensed all of your Ampyra inventory costs as research and development prior to regulatory approval. Please clarify why the inventory costs expensed prior to regulatory approval are properly classified as research and development in accordance with ASC 730-10-25. In addition, please revise your cost of sales disclosure to discuss the impact of the sale of any inventory that had a zero or reduced cost basis as a result of being manufactured prior to regulatory approval. If appropriate, please disclose as a known trend or uncertainty when you expect to exhaust any zero or reduced cost basis inventory on hand.

Critical Accounting Policies and Estimates
Revenue Recognition
Ampyra, page 19

14. Please explain to us how you are able to make reasonable estimates of Ampyra product returns in order to record revenue upon shipment of product to your network of pharmacy providers when you believe that Ampyra is the first and only product indicated to improve walking in people with multiple sclerosis and you have no historical experience with regards to product returns. It appears that you do not recognize revenue upon shipment for Zanaflex because you cannot reasonably estimate product returns due to generic competition for that drug. In your response to this comment, please compare and contrast your ability to make reasonable estimates of product returns for these products.

15. Please explain to us whether you made any shipments under incentives and/or in excess of your customer's ordinary course of business inventory level upon product launch. If so, please revise to discuss your revenue recognition policy for such shipments.

Definitive Proxy Statement on Schedule 14A

General

16. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 21

17. In your discussion of performance-based cash bonuses, you note that these awards are based partly on the achievement of corporate performance goals and partly on the achievement of individual and team performance goals. Please specify:
   - the corporate, individual and team goals that were established for each named executive officer;
   - the threshold, target, and maximum levels of achievement of each performance measure, if applicable;
   - each NEO's level of achievement as it pertained to each of these goals; and

- how each NEO's level of achievement of these goals factored into the final compensation award.

To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative. If there were any other factors that were considered by the Committee that modified the actual cash bonuses awarded, please disclose these as well.

Executive Employment Agreements, page 28

18. If you have entered into an employment agreement with your Chief Medical Officer, please file this agreement as an exhibit to your annual report and summarize its contents here, including the severance provisions and potential payments to be made upon termination or change-in-control. If you have not entered into such an agreement, and this relationship continues to be governed by your offer letter dated October 20, 2008, please provide a comparable summary of the terms of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant